

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 4, 2008

By Facsimile and U.S. Mail

Mr. B.K. Chin
Chief Executive Officer
Global Industries, Ltd.
8000 Global Drive
Carlyss, Louisiana 70665

> **Re: Global Industries, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **File No. 000-21086**

Dear Mr. Chin:

    We have reviewed your Form 10-K for the fiscal year ended December 31, 2007 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1.   Please disclose the utilization rate of your vessels for each period provided. In this manner, utilization could be defined as total actual number of days the vessel is in service and generating revenues as a percentage of the total number of calendar days in the period.

Consolidated Balance Sheets, page 48

2.   We note that as of December 31, 2007 and December 31, 2006 you have $37.4 million of goodwill, net. Please tell us the nature of the amount(s) that are netted against goodwill. Please refer to paragraph 43 of SFAS 142 for guidance.

Consolidated Statements of Operations, page 49

3.   Please present other income and other (expense) as separate line items.   Also, tell us and disclose in a footnote in a tabular format the components and related amounts included in the revised other income and other expense line items for each period your statement of operations is presented. Refer to paragraphs 7-9 to Rule 5-03 of Regulation S-X.

Consolidated Statements of Cash Flows, page 51

4.   We note your disclosure on page 53 which indicates that dry docking costs are capitalized and amortized using the straight-line method through the date of the next scheduled dry-docking. Please clarify how you determine which costs and activities related to dry-docking are deferred. In addition, please tell us how you determined that dry-docking payments should be classified as a component of operating activities rather than investing activities on your statements of cash flows.

Note 1. Organization and Summary of Significant Accounting Policies, page 52

Restricted Cash, page 52

5.   Please tell us the nature of the foreign currency exchange arrangements that relate to your balance of restricted cash. In addition, please clarify why you have classified such restricted cash as a current asset.

Note 13. Earnings Per Share, page 72

6.   We note your disclosure on page 67 which indicates that you have 889,550 non-vested restricted shares outstanding as of December 31, 2007. Please tell us whether or not you consider these restricted shares to be vested or non-vested for purposes of computing your shares outstanding and whether or not you included them in your computation of weighted average shares outstanding-basic. Please tell us the accounting guidance that you are relying upon in support of your conclusion..

Form 10-Q For the Quarterly Period Ended March 31, 2008

Note 4. Fair Value of Financial Instruments, page 8

7.   We note that certain of your auction rate securities are classified as non-current as of March 31, 2008. Please specify what events or circumstances changed in the current quarter to affect the classification of these securities. In addition, please tell us if there were any failed auctions of these securities and if so, indicate the terms of any rate reset features. Finally, please tell us why you could not use a market approach to derive the fair value of your auction rate securities issued by state education agencies.

8.   Please also explain why you believe these investments were current assets as of December 31, 2007. Please provide us with an analysis supporting your conclusion including whether or not any auctions failed in 2007 relating to these investments.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief